October 5, 2009
VIA EDGAR and FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Pamela A. Long
Division of Corporation Finance

Re:	Mistras Group, Inc. Registration Statement on Form S-1 Filed June 10, 2008 File No. 333-151559

Ladies and Gentlemen:
The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-151559) be accelerated so that such Registration Statement will become effective at 3:00 p.m., EDT, on October 7, 2009, or as soon thereafter as practicable.
The undersigned acknowledges that:
(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, MISTRAS GROUP, INC.
By:	/s/ Paul Peterik
Paul Peterik
Chief Financial Officer

October 5, 2009
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mistras Group, Inc. Registration Statement on Form S-1 (File No. 333-151559)
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 filed on June 10, 2008, as amended, as well as the Preliminary Prospectus dated September 23, 2009, were distributed during the period commencing September 23, 2009, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
4 to 4 Underwriters	Approximately 10,000 to Underwriters and others
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Mistras Group, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 3:00 p.m. on October 7, 2009, or as soon as possible thereafter.
[Signature page follows.]

Very truly yours, J.P. MORGAN SECURITIES INC.
By /s/ JOHN BERTONE
Name:	John Bertone
Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC
By /s/ SHAR AGHILI
Name:	Shar Aghili
Title:	Vice President

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By /s/ RICHARD A. DIAZ
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Signature Page to Underwriter Acceleration Request]